DC
No Act
P.E. 12-8-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043125

January 16, 2007

Glenn P. Zarin
Counsel
Loews Corporation
667 Madison Avenue
New York, NY 10021-8087

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-16-2007

Re: Loews Corporation
Incoming letter dated December 8, 2006

Dear Mr. Zarin:

This is in response to your letter dated December 8, 2006 concerning the shareholder proposal submitted to Loews by Catholic Health Initiatives. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Colleen Scanlon
Senior Vice President, Advocacy
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202-4004

PROCESSED
FEB 06 2007 E
THOMSON
FINANCIAL

6 0086

LOEWS CORPORATION

Glenn P. Zarin
Counsel

December 8, 2006

RECEIVED
2006 DEC 11 PM 3:12

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Loews Corporation
Omission of Shareholder Proposal of
Catholic Health Initiatives.

Ladies and Gentlemen:

Loews Corporation, a Delaware corporation (the "Company") is filing this letter with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On December 1, 2006, the Company received a shareholder proposal (the "Proposal") from Catholic Health Initiatives (the "Proponent"), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal is attached hereto as Exhibit A.

The Proposal is identical to a proposal submitted by the Proponent and the Sinsinawa Dominicans, Inc. and included in the Company's proxy materials relating to the Company's 2006 Annual Meeting of Shareholders (the "Prior Proposal"). A copy of the Prior Proposal is attached hereto as Exhibit B.

As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, the Prior Proposal presented at the Company's 2006 Annual Meeting of Shareholders received 3,311,334 votes for and 149,231,685 votes against. This translates into 2.17% of the vote in favor of the Prior Proposal. Consequently, this vote falls short of the 3% required pursuant to Rule 14a-8(i)(12)(i) for resubmission of a substantially similar proposal within the subsequent three-year period. In determining this percentage, the Company disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12). See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Rule 14a-8(i)(12)(i) under the Exchange Act permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within the preceding 5 calendar years" and the Prior Proposal received "less than 3% of the vote" at a meeting held within 3 calendar years of the current meeting. Accordingly, the Company believes that it may omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(12)(i) because it deals with

667 Madison Avenue, New York, New York 10021-8087 voice: 212-521-2936 fax: 212-935-6801 e-mail: gzarin@loews.com

substantially the same subject matter as the Prior Proposal, and the Prior Proposal did not receive the support necessary for resubmission at a meeting held within the past 3 calendar years.

The Company therefore respectfully requests confirmation that the staff of the Commission will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), the Company is submitting six (6) copies of this letter, and the Proponent's letter, including the Proposal. A copy of this submission is being furnished simultaneously to the Proponent.

In order to meet the Company's timetable for preparing its Proxy Materials and distributing responses to shareholder proposals in a timely manner pursuant to the rules of the Commission, the Company would appreciate your response to this request by February 1, 2007. Should you require additional information, please do not hesitate to contact the undersigned at (212) 521-2936. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Glenn P. Zarin

Enc.

cc: VIA OVERNIGHT MAIL
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202-4004
Attn: Colleen Scanlon
Senior Vice President, Advocacy

Exhibit A

Support for Laws at all Levels Combating Use of Tobacco

WHEREAS, this Company has publicly said that using its tobacco products is a danger to peoples' health;

According to *Market Wire* (August 15, 2005), the American Lung Association (ALA) has noted an increasing number of states are taking aggressive action to reduce tobacco use. For instance, "during the first half of 2005, several states went completely smokefree, others moved to strengthen existing restrictions on smoking in public places, and new increases in State tobacco taxes are bringing the national average to nearly S1.00 a pack."

The report noted: "While states are making it harder for people to smoke in public places, higher cigarette taxes are also making smoking more expensive. Since January 1, 2005, tobacco taxes have increased in 11 states, including the tobacco-growing states of North Carolina and Kentucky. As of August 15, the average state cigarette tax was $0.89 cents per pack. It will increase to $0.92 per pack when tax increases in Maine and North Carolina take effect. Texas is considering a $1.00 increase in its cigarette tax, which would push the.nationwide average even higher.".

According to John L. Kirkwood. President and CEO of the *ALA*., *h*igher cigarette taxes mean significant drops in smoking rates. Studies show that a 10 percent increase in the price of cigarettes reduces consumption by 7 percent for youth and 4 percent for adults. Raising the cigarette tax is one of the most effective ways to reduce adult smoking and stop kids from ever starting.

The Company has publicly said it does not want youth to start smoking. It bas been running ads to help people to stop smoking. However, it bas not demonstrated that such efforts have reduced smoking for young people and/or adults.

The report took note of preemption of smokefree laws: "Illinois became only the second state (after Delaware) to repeal preemption of local smokefree air ordinances. This action will allow any local community in Illinois to adopt smokefree air ordinances that are stronger than state law. Once the Illinois law goes into effect on January 1, 2006, 19 states will have total or partial preemption. Preemption is a major priority for the tobacco industry and its front groups because they have less influence at the local level and prefer to lobby for weak statewide smokefree air laws that cannot be replaced by stronger local ordinances."

RESOLVED that. since a combination of laws against smoking in public places as well as tax increases has been shown to demonstrably reduce smoking, especially among young people, the Company make as public policy a commitment to support legislation at all levels of local, regional, state, and federal government which is geared to that end. Furthermore, the Company shall also support all efforts to repeal existing preemption laws limiting local smokefree air ordinances.

Supporting Statement

This Company needs to clearly and publicly support efforts that will reduce, if not eliminate, the nation's number one cause of preventable disease: smoking. If you agree, please vote '"yes" for this proposal.

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202-4004

Phone 303.298.9100
Fax 303.298.9690

ORIG: GZ
CC: KZ
CD
6.6

December 1, 2006

James S. Tisch, CEO
Loews Corporation
667 Madison Avenue
New York, NY 10021-8087

Dear Mr. Tisch:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 71 hospitals; 42 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

The use of tobacco products continues to be an enormous health problem within the United States and throughout the world. We believe Loews Corporation Board of Directors should initiate steps to sell or phase out all production, promotion and marketing of its health hazardous and addictive products by 2010.

Catholic Health Initiatives is the beneficial owner of approximately 300 shares of stock in Loews, Inc. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Sr. Regina McKillip of the Sinsinawa Dominicans. Colleen Scanlon, Senior Vice President, Advocacy will serve as the contact for Catholic Health Initiatives and can be contacted at 303-383-2693. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

DEC 1, 2006
GARY W. GARSON

Attachments

KEL/CS/lb

cc: Sr. Regina McKillip, OP, Sinsinawa Dominicans
Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order
Dan Rosan, Interfaith Center on Corporate Responsibility

Exhibit B

Support for Laws at all Levels Combating Use of Tobacco

WHEREAS, this Company has publicly said that using its tobacco products is a danger to peoples' health;

According to *Market Wire* (August 25, 2005), the American Lung Association (ALA) has noted an increasing number of states are taking aggressive action to reduce tobacco use. For instance, "during the first half of 2005, several states went completely smokefree, others moved to strengthen existing restrictions on smoking in public places, and new increases in state tobacco taxes are bringing the national average to nearly $1.00 a pack."

The report noted: "While states are making it harder for people to smoke in public places, higher cigarette taxes are also making smoking more expensive. Since January 1, 2005, tobacco taxes have increased in 11 states, including the tobacco-growing states of North Carolina and Kentucky. s of August 15, the average state cigarette tax was $0.89 cents per pack. It will increase to $0.92 per pack when tax increases in Maine and North Carolina take effect. Texas is considering a $1.00 increase in its cigarette tax, which would push the nationwide average even higher."

According to John L. Kirkwood, President and CEO of the ALA, "Higher cigarette taxes mean significant drops in smoking rates. Studies show that a 10 percent increase in the price of cigarettes reduces consumption by 7 percent for youth and 4 percent for adults. Raising the cigarette tax is one of the most effective ways to reduce adult smoking and stop kids from ever starting."

The Company has publicly said it does not want youth to start smoking. It has been running ads to help people to stop smoking. However, it has not demonstrated that such efforts have reduced smoking for young people and/or adults.

The report took note of preemption of smokefree laws: "Illinois became only the second state (after Delaware) to repeal preemption of local smokefree air ordinances. This action will allow any local community in Illinois to adopt smokefree air ordinances that are stronger than state law. Once the Illinois law goes into effect on January 1, 2006, 19 states will have total or partial preemption. Preemption is a major priority for the tobacco industry and its front groups because they have less influence at the local level and prefer to lobby for weak statewide smokefree air laws that cannot be replaced by stronger local ordinances."

RESOLVED that, since a combination of laws against smoking in public places as well as tax increases has been shown to demonstrably reduce smoking, especially among young people, the Company make as public policy a commitment to support legislation at all levels of local, regional, state, and federal government which is geared to that end. Furthermore, the Company shall also support all efforts to repeal existing preemption laws limiting local smokefree air ordinances.

Supporting Statement

This Company needs to clearly and publicly support efforts that will reduce, if not eliminate, the nation's number one cause of preventable disease: smoking. If you agree, please vote "yes" for this proposal.

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202
Phone 303.298.9100
Fax 303.298.9690

November 18, 2005

James S. Tisch, CEO
Loews Corporation
667 Madison Avenue
New York, NY 10021-8087

Dear Mr. Tisch:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 69 hospitals; 43 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

The use of tobacco products continues to be an enormous health problem within the United States and throughout the world. Increasingly, states and local municipalities are taking actions to reduce tobacco use such as states becoming smokefree, restrictions on smoking in public places and increases in state tobacco taxes. These efforts can serve as a deterrent to smoking. We believe Loews Corporation should support legislative efforts at all levels of government that are aimed at reducing tobacco use.

Catholic Health Initiatives is the beneficial owner of approximately 100 shares of stock in Loews, Inc. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Sr. Regina McKillip of the Sinsinawa Dominicans. Colleen Scanlon, Senior Vice President, Advocacy will serve as the contact for Catholic Health Initiatives and can be contacted at 303-383-2693. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KEL/CS/lb

cc: Sr. Regina McKillip, OP, Sinsinawa Dominicans
Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order
Dan Rosan, Interfaith Center on Corporate Responsibility

cc: GP2

The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee

585 County Rd. Z
Sinsinawa, WI 53824

Please respond to: Peace and Justice Office
7200 W. Division
River Forest, IL 60305

November 16, 2005

James S. Tisch CEO
Loews Corporation
667 Madison Ave.
New York,, NY 10021-8087

Dear Mr. Tisch,

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 80 shares of Loews common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution. This resolution recommends that our company make as public policy a commitment to support legislation at all governmental levels that combat the use of tobacco.

I hereby submit that we, Sinsinawa Dominicans, Inc. should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2006 Annual Meeting, in accord with rule #14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We would be very willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Sr. Regina McKillip, OP

Sr. Regina McKillip, OP
Committee Member

Enclosure
Cc: Michael Crosby, ICCR

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Loews Corporation
Incoming letter dated December 8, 2006

The proposal requests that Loews support legislation against smoking and also support efforts to repeal existing preemption laws limiting local smokefree air ordinances.

There appears to be some basis for your view that Loews may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Loews omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel